

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

Via E-mail
John Prato
Canadian Consulate General
1251 Avenue of the Americas
New York, NY 10020

Re: Province of Manitoba
Registration Statement under Schedule B
Filed November 20, 2014
File No. 333-200405

Form 18-K for Fiscal Year Ended March 31, 2014
Filed October 23, 2014
File No. 033-19538

Dear Mr. Prato:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement under Schedule B

General

1.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

Where You Can Find More Information, page 3

2.   Please provide the Province of Manitoba's file number, and disclose the filing date for the March 31, 2014 annual report.

3.   Please refer to the contact information that you provide for the Province on page 4. Please revise to include a toll-free telephone number or advise.

4.   Please update the information incorporated by reference to specifically include the 2014 Manitoba Budget and the quarterly financial results for April to June 2014.

Enforceability and Governing Law, page 10

5.   Please provide disclosure that addresses the ability of an investor (1) to enforce judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; (2) to enforce, in an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (3) to bring an original action in an appropriate foreign court to enforce liabilities based upon the U.S. federal securities laws.

Clearance and Settlement, page 11

6.   Please delete the statement that "the Province takes no responsibility for the accuracy of the information itself" because it is responsible for all of the disclosure included in the registration statement.

Annual Report on Form 18-K

Exhibit 99.1

Summary, page 7

7.   We note that you include the line items "self-sustaining purposes," "self-sustaining programs," and "self-sustaining borrowings" in tables throughout the document. Please revise to explain these terms.

Economy, page 11

Manufacturing, page 15

8.   Please revise your disclosure to explain the increases in manufacturing sales of wood and machinery equipment. Please also revise to explain the causes of the decreases in manufacturing sales of processed meat and fabricated metals.

Energy, page 23

9.   We note your disclosure that refined petroleum and natural gas provided 46% and 25%, respectively, of the Province's total energy needs in 2012, while 28% was provided by hydro-electric energy generated in the Province. Please revise to update for 2013.

10.   Here or in a separate section, please revise to include a discussion of the methods used in petroleum and natural gas extraction and discuss whether new technologies have affected production.

Budget, page 25

11.   We note your disclosure that the four major taxes accounted for 46% of Core Government revenue; 72% of total summary own-source revenue; and 36% of total summary revenue in the fiscal year ended March 31, 2009. Please revise to update or explain.

Debt Servicing, page 30

12.   For comparative purposes, please revise your discussion of the net cost of servicing total direct public borrowings to disclose debt servicing costs incurred in the prior period.

Guaranteed Borrowings of the Province, page 33

13.   Please refer to footnote (1) to your Guaranteed Borrowings table and footnote (1) to your Maturity Schedule Direct and Guaranteed Borrowings table, both on page 33. Please revise to explain why the tables do not include guarantees of the Province totaling $25.7 million as at March 31, 2014.

II. Summary Financial Statements – Government Business Enterprises, page 52

Consolidated Operating Results and Financial Position for the Year Ended March 31, 2014, page 52

14.   We are unable to locate the cross-reference to footnote (3) in the table under this heading. Please revise or advise.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3758 or Ellie Quarles, Special Counsel, at (202) 551-3238.


Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney


cc: Robert E. Buckholz
        Sullivan & Cromwell LLP
        Via E-mail